Exhibit 99.1

Silence Therapeutics Provides Research and Development Update

IND approval received for SLN360 to start dose escalation studies

Dosing initiated for SLN124, the first dose of a Silence GalNAc-siRNA given to humans

8 September 2020

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”) a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today provides a research and development update.

Pipeline progress

SLN360

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Silence’s wholly owned lead product candidate SLN360 for the treatment of cardiovascular disease associated with high Lipoprotein(a), or Lp(a), levels, has received approval from the Food and Drug Administration (FDA) for an Investigational New Drug (IND) application to start dose escalation studies in healthy volunteers and secondary prevention patients with elevated Lp(a). SLN360 is designed to address increased cardiovascular risk associated with raised levels of Lp(a), which is considered to affect up to 10% of the world’s population. Whilst we are aiming to start dosing healthy volunteers in the Phase 1 trial by the end of the year, the Covid-19 pandemic may put this timing at risk.

SLN124

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Silence has initiated dosing in its randomised, double-blind, placebo-controlled Phase 1 single-ascending dose study of SLN124, the Company’s wholly owned product candidate for beta-thalassemia and myelodysplastic syndrome (MDS), in up to 24 healthy volunteers. This marks the first dose of a Silence siRNA therapeutic delivered to humans using the Company’s proprietary GalNAc-siRNA platform. GalNAc is a naturally occurring sugar that binds specifically to a receptor which is highly expressed on liver cells, or hepatocytes. Coupling GalNAc sugars to stabilized siRNA molecules allows them to specifically target liver cells and carry out their function.

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The FDA recently granted SLN124 orphan drug designation (ODD) for the treatment of adult beta-thalassemia. The FDA previously granted SLN124 ODD for MDS and rare paediatric designation for beta-thalassemia. SLN124 also has ODD for the treatment of beta-thalassemia from the European Medical Agency.

Complement Collaboration

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Silence is pleased to announce work commenced on the second target being explored under its complement pathway RNAi collaboration with Mallinckrodt, which triggered a $2.0 million research milestone payment to the Company. Silence would be entitled to receive an additional $2.0 million research milestone payment if work commences on a third target in the collaboration.

Iain Ross, Executive Chairman of Silence Therapeutics, said: “In what has been a busy and successful year for Silence, we have continued to make significant progress with our R&D pipeline. We are delighted to announce today that we have received FDA approval of the IND application for our wholly owned lead product candidate, SLN360, which is designed to address a significant unmet medical need in cardiovascular disease for people born with high Lp(a) levels. We have also made strong progress with our wholly owned product candidate, SLN124, having now dosed the first healthy volunteer. This marks the first dose of a Silence GalNAc-siRNA given to humans and is the culmination of several years’ work in developing this platform. This is truly an exciting time for Silence and we look forward to providing further updates as we move ahead.”

Enquiries:

Silence Therapeutics plc Iain Ross, Executive Chairman Dr Rob Quinn, Chief Financial Officer	Tel: +44 (0)20 3457 6900
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
US IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing SLN500 in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the timing and outcome of the company’s clinical trials, and its prospective achievement of milestones under collaboration agreements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.